SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July/August 2004

Commission file number: 0-18892

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒ .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Media Releases /ASX Announcements

Exhibit 1 –	Mayne settles Paclitaxel litigation with Mylan

Exhibit 2 –	Pharma Symposium Presentation Slides – Mr Stuart James

Exhibit 3 –	Pharma Symposium Presentation Slides – Benchmarking & Valuation Gap – Mr Paul Binfield

Exhibit 4 –	Mayne launches fluconazole in the US

Exhibit 5 –	Mayne Group announces Board appointment

Exhibit 6 –	2004 Earnings update

EXHIBIT 1

Media Release

5 July 2004

Mayne settles paclitaxel litigation with Mylan

Mayne Group Limited (ASX:MAY) today announced that it has entered into a settlement and licence agreement with Mylan Laboratories Inc., ending the litigation relating to Mayne’s paclitaxel formulation patents.

Under the agreement, Mayne will receive a net benefit of approximately $US3 million and has provided Mylan with a licence to its intellectual property, reflecting the strength of Mayne’s global patent position in paclitaxel.

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Media and investor enquiries

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

Mayne Group Limited

Pharma Symposium

Sydney, Australia

Mr Stuart James

Group Managing Director and Chief Executive Officer

6 July 2004

Mayne has reshaped itself

•	Based on FY03 divisional EBITA

•	Logistics EBITA to June Dec 2002 annualised

Rationale for symposium

•	Introduce Mayne Pharma’s senior management team to the market

•	Reinforce Mayne Pharma’s strategy

•	Update progress against the pharmaceuticals growth strategy

•	Explain why Mayne Pharma will succeed

We are specialty pharma experts

Mayne Pharma snapshot

An international leader in injectable specialty pharma

• Sales FY04 (E)*	$ 500 million

• CAGR (5 year)*	22.3%

• EBITA margin**	17 - 20%

• Employees	1,900

• Geographic Presence	direct - 20 countries - 5 continents indirect distribution - 30 countries

	Americas	EMEA	Asia Pacific
• Approved products	40+	60+	115+

*	Based on FY04 revenue guidance provided on 28 May 2004

**	Long term EBITA range

Global growth strategy

Specialty Pharmaceuticals Focus:

Proprietary, Branded Generics, Commodity Generics

GLOBAL MANUFACTURING CAPABILITIES TO ENSURE COMPETITIVE PRODUCT

COSTS AND SURETY OF SUPPLY

Building our business

Building our business

Acquisition update: MVI and Wasserburger

•	MVI acquisition integration on track

•	Sales team integrated

•	Monthly sales in line with forecast

•	Early indications that product transfer to Aguadilla may occur sooner than plan

•	On track to meet or exceed FY05 forecast EBITA of $US 11m

•	Wasserburger integration running to plan

•	Basic integration measures complete

•	Facility expansion on schedule (revenue generation Sep 2004)

•	Introduction of key products possibly before Dec 2006

•	On track to meet or exceed FY05 forecast EBITA of € 2m

Acquisition update: paclitaxel

•	Paclitaxel triumvirate* performance tracking to deliver or exceed expectations

•	Strategic and tactical rationale for executing deal continue to hold true

•	Paxene® now launched into all major EU countries

•	US pricing continues to be tough

•	On track to meet or exceed guidance for FY05

•	Revenue of $US67 million

•	EBITA of $US33 million

*	(Paxene®, US sales and marketing, and API vertical integration)

Specialty pharma complexity

From pure generics to specialty pharmaceuticals

•      Most generic companies now have specialty pharmaceutical product portfolios

•      Aim to increase specialisation and differentiation to higher margin products

•      Commodity generics still dominate revenue base

Forecast Overall Product Portfolio Breakdown, 11 leading specialty pharmaceutical companies (2008)

Source: Datamonitor, Global Generics Guide 2nd Edition

Companies assessed: TEVA, Stada, Alpharma, Mylan, Watson, Barr, IVAX, Ranbaxy, Andrx, Sicor, Biovail

Specialty Pharma examples

Why we will be successful

Generics growth outperforming proprietary

Source: IMS

Market share strength in established markets

•	Strong positions in major molecules

•	Emerging US presence provides further growth opportunity

•	Use oncology strength to expand into new therapeutic classes

*	Mayne did not have marketing approvals in EMEA and Canada for IMS data in Dec 03.

Source: Dec 03 IMS data

Mayne is well positioned

EMEA Emerging Leader*	Asia Pacific Regional Leader	Americas Growing Presence

•      Market leader in generic injectables in continental Europe and UK

•      #1 generic injectable oncology in UK & France

•      #2 generic injectable oncology in Germany & Italy

•      Only pan European generic injectable sales force

•      505 employees

•      World class manufacturing in Wasserburg, Germany

•      Clear market leader in generic injectable pharma in Australia

•      Established positions in Thailand, Malaysia, Korea, Singapore, Taiwan, Hong Kong and China

•      1,089 employees

•      100 R&D and support staff

•      Large manufacturing facility (Mulgrave) with strong cytotoxic capabilities

•      Emerging US business

•      #2 generic hospital player in Canada

•      Pamidronate, paclitaxel and MVI beachhead

•      Strong pipeline

•      341 employees

•      Manufacturing facilities in Puerto Rico and Colorado (active ingredient processing)

Mayne has a global footprint with leading

market positions around the world

Source: IMS data adjusted for discounts & Mayne data.  *Ranking excludes Spain, Portugal, Ireland, Greece.

Global generic coverage

•	5 of our top 10 generic molecules registered across all three regions

•	Global platforms driving significant synergies and competitive market positions

Significant pipeline growth

•	Robust pipeline that has been significantly strengthened over the last 2 years

•	Total pipeline to 2011 has a local market value of $US9.4 billion

Country launches and current Local Market Value (LMV) at launch

Note: LMV in USD million

Source: IMS, Mayne Pharma

Earnings margin opportunities

•	Selective vertical integration and collaborative API sourcing

•	Lower cost alternatives

•	Alliance/collaboration opportunities in developing countries (India, CEE, China)

•	Accessing niche products and niche markets

•	Acquisition and in-licensing

•	Geographic expansion opportunities

Acquisition strategy/criteria

•	Future acquisitions will fit with the pharma growth strategy:

•	Focus on acute care, oncology and hospital products

•	Increasing the specialty pharma focus

•	Leverage synergies from existing businesses to broaden the pharma business

•	Acquisitions to meet Mayne financial criteria:

1.	ROIC > WACC in short term
2.	NPV positive
3.	Earnings accretive year 1

Acquisitions driven by regional Presidents with

corporate development support

Key take-aways

•	We are experts in this field

•	Leading international market positions

•	Strong track record with a substantial platform for growth:

•	Deep and broad pipeline

•	Strong industry growth globally

•	Geographic diversity across the business

•	People, facilities and expertise to deliver

•	Increasing specialty pharma focus to access specialised, higher margin niche products

•	We are undervalued by the market

Appendix

Presenters

1	Group Overview and Strategy Review	Mr. Stuart James, Group Managing Director & CEO

2	Financials & Company Valuation	Mr. Paul Binfield, Chief Financial Officer

3	EMEA	Mr. Scott Richards, President - EMEA

Mr. Jonathan Ody, Director UK Commercial Operations

4	Americas	Mr. Stuart Hinchen, President - Americas

Mr. Michel Charbonneau, President - Canada

5	Asia Pacific	Mr. Michael Kotsanis, President - Asia Pacific

Mr. Tan Cheow Choon, General Manager - Asia

6	API Strategy	Mr. Brian McCudden, VP Boulder Ops. & Global API

7	Paxene Agreement & EU Launch	Mr. Scott Richards, President - EMEA

Mr. Michael Lonsert, VP Commercial Operations Europe

8	MVI Update	Mr. Stuart Hinchen, President - Americas

9	Product Development	Mr. Mark Bisset, VP Global Business Development

10	Research and Development	Mr. Hugh Burrill, VP Global Product Development

11	Manufacturing	Mr. Alex Bell, VP Global Manufacturing & Supply

Mayne Group Limited

Pharma Symposium

Benchmarking and Valuation Gap

Mr Paul Binfield

Chief Financial Officer

6 July 2004

Pharma revenue growth

Revenue AUD millions	22.3 % CAGR Revenue Growth for 2000 - 2004 (E)

Notes (financial year ending 30 June)

(1)	Based on F H Faulding & Co Limited (Faulding) financial statements

(2)	Based on Faulding management accounts for three months to September 2001, plus Mayne financial statements for nine months to 30 June 2002

*	Based on guidance provided on 28 May 2004. Incorporates results of paclitaxel, MVI and Wasserburger acquisitions.

Pharma EBITA growth

EBITA AUD millions and Margin %	Guidance range: (17 - 20% EBITA margin)

Notes (financial year ending 30 June)

(1)	Based on F H Faulding & Co Limited (Faulding) financial statements

(2)	Based on Faulding management accounts for three months to September 2001, plus Mayne financial statements for nine months to 30 June 2002

(3)	Based on (Faulding) management accounts

*	Based on guidance provided on 28 May 2004. Incorporates results of paclitaxel, MVI and Wasserburger acquisitions.

EBITA PIIP impact

•	PIIP over the last 3 years has averaged $8 million per year

•	Benefit of the P3 program going forward is significantly less

•	In FY05, we are committing an extra $10 million towards R&D

•	Despite these factors, we are still expecting EBITA growth of 30% in FY05

PIIP - The Pharmaceutical Industry Investment Program

P3 - Pharmaceuticals Partnerships Program

2003 revenue (USD)

Primary injectable peers

•	Mayne Pharma revenues calendar year end 2003 (converted at 0.70 AUD/USD)

•	Hospira: Specialty Injectible Pharmaceuticals Division only (proforma 2004)

•	Medac & EBEWE revenues converted @ Euro/USD 1.21

•	Sicor 2003 revenues nine months annualized (due to Teva acquisition)

•	Bedford, Medac & Ebewe based in Mayne internal estimates

2003 R&D % of sales

•	Source: Company filings & annual reports

•	Mayne result taken from 2H03 & 1H04 (i.e. calendar year 2003)

•	Hospira result taken from Q1 04 results

Revenue CAGR 2000 - 2003

•	Source: Company filings & annual reports

•	Mayne 4 year CAGR based on revenues for FY00 to FY03

•	Data not available for Hospira

2003 EBITDA margin

•	Mayne Pharma result annualised for the 2003 calendar year

•	Source: Company filings & annual reports

•	Data not available for Alpharma

•	Hospira EBITDA margin from UBS analysis of Q104 results

•	Sicor result UBS estimate for the full year 2003

2003 EBITDA + R&D

•	Source: Company filings & annual reports

•	Data not available for Alpharma

•	Hospira EBITDA margin from UBS analysis of Q104 results

•	Sicor result UBS estimate for the full year 2003

EV/EBITDA Multiples

•	Source: UBS (based on company reports, broker reports, Bloomberg)

•	Share prices as at 17/5/04, forecast Jun-05 EBITA

•	Sicor based on UBS Teva acquisition multiple EV/2004E EBITDA

Valuation analysis*

	Enterprise Value
	low	high
Specialty Pharma	1,650	1,800
Diagnostic Services	1,050	1,150
Other	375	425

Total	3,075	3,375

Net (debt)/cash	(450)	(400)
Equity value	2,625	2,975
Shares on issue (m)	640	640

Value per share	$4.10	$4.65

Valuation gap of approx $0.70 to $ 1.15 (or 21% to 37%)

versus recent share price**

*	Using EV/EBITDA market multiples, represents managements views only

**	Closing share price on 2 July 2004 - $3.39

EXHIBIT 4

Media Release

30 July 2004

Mayne launches fluconazole in the US

Mayne Group Limited (ASX: MAY) today announced that the US Food and Drug Administration (FDA) had granted final approval for the company’s Abbreviated New Drug Application for the anti-infective drug, fluconazole mini bags, in 100ml and 200ml presentations. With this approval, Mayne has started selling fluconazole in the US market. Fluconazole is used for the treatment of systemic fungal infections.

This approval follows Mayne’s announcement on 9 December 2003 regarding the FDA’s tentative approval of the product.

The fluconazole mini bags are generic equivalents to Pfizer’s Diflucan® mini-bag which generated sales in 2003 of approximately $US220 million according to IMS data.

Fluconazole is an important addition to Mayne’s business in the US because it extends the Company’s presence in anti-infectives in the region and broadens the range of oncology and hospital-specific specialty products sold in the region.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging, and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries:

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

EXHIBIT 5

Media Release

3 August 2004

IAN BLACKBURNE JOINING MAYNE BOARD

Mayne Group Limited (ASX:MAY) today announced that Dr Ian Blackburne will join the Board of the Company as a non-executive director on 1 September 2004.

Dr Blackburne holds a PhD in Chemistry and an MBA. He is currently the Chairman of CSR Limited and the Australian Nuclear Science and Technology Organisation, and sits on the boards of Suncorp Metway and Teekay Shipping Corporation. He was previously the Managing Director of Caltex Australia. He also holds the honorary post of Adjunct Professor at the University of Queensland in the Schools of Molecular Sciences and Management.

Mayne’s Chairman Mr Peter Willcox said that he was very pleased with Dr Blackburne’s decision and welcomed him to the Board.

“Mayne is at an exciting time in its history with leading positions established in each of its businesses and Dr Blackburne’s strong academic and business qualifications will be valuable to us as we continue to develop the company,” Mr Willcox said.

Ian Blackburne said that he was looking forward to joining the board of Mayne Group at a time when it was focused on driving improved performance from its Australian healthcare businesses and was having considerable success expanding internationally.

“It is exciting to be involved in an Australian company that is investing strongly and successfully in its technological future,” he said.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Larry Hamson

Ph: 03 9868 0380

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EXHIBIT 6

ASX & Media Release

4 August 2004

2004 EARNINGS UPDATE

Mayne Group Limited (ASX:MAY) today announced that based on its unaudited, preliminary full year results, the Company expects net profit after tax for the year ended 30 June 2004 to be approximately 15-20% higher than the average analyst forecast of A$79.8 million. This is driven by a combination of factors including better operating performances in most business units, a lower interest expense and a lower effective tax rate.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said that the stronger than expected operating earnings are the result of the close attention that has been paid to managing the performance across the whole portfolio of Mayne’s businesses.

“Our operating businesses have leading positions in their respective markets and we are committed to driving continuing performance improvements in all of them,” he said.

Further information will be provided in Mayne’s full year results announcement on 26 August 2004.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Larry Hamson

Ph: 03 9868 0380

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Kee
	Name: Title:	Karen Kee Company Secretary

Date: 6 August 2004